Delisting Determination,The Nasdaq Stock Market, LLC,
May 18, 2010, TierOne Corporation. The Nasdaq Stock Market, Inc.
(the Exchange) has determined to remove
from listing the common stock of TierOne Corporation
(the Company), effective at the opening of the trading session on May 28, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs determination on April 28, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 7, 2010.